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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25
                                                  Commission File Number 1-12082

                           NOTIFICATION OF LATE FILING


(Check One):  [ ]    Form 10-K    [ ]    Form 11-K   [ ]    Form 20-F
              [X]    Form 10-Q    [ ]    Form N-SAR

For Period Ended:                June 29, 2002

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[ ]     Transition Report on Form 10-K          [ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form 20-F          [ ]     Transition Report on Form N-SAR
[ ]     Transition Report on Form 11-K
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            For Transition Period Ended:

  Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________.


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Hanover Direct, Inc.
Former name if applicable:
                          -----------------------------------------------------

Address of principal executive office (Street and number): 115 River Road City, state and zip code: Edgewater, New Jersey 07020

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

      Hanover Direct, Inc. (the "Company") is seeking the extension due to its inability to complete the unaudited financial statements (including the notes thereto) for the fiscal quarter ended June 29, 2002 and the related Management's Discussion and Analysis of Financial Condition and Results of Operations in a timely manner as a result of Hanover Direct, Inc. changing its independent public accountants, effective May 14, 2002, from Arthur Andersen LLP to KPMG LLP, and KPMG having received work papers for Hanover Direct, Inc. from Arthur Andersen only recently as well as to complete the documentation of certain amendments to the Company's credit facility which have previously been agreed to in principle by the Company's lender.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification: Sarah Hewitt, Esq., (212) 895-2190.

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] YES [ ] NO

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] YES [X] NO

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Hanover Direct, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date: August 13, 2002                  By:     /s/ Edward M. Lambert
                                           -------------------------------------
                                               Edward M. Lambert
                                               Executive Vice President and
                                               Chief Financial Officer
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